UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 4, 2022

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis announces new organizational structure to accelerate growth, strengthen pipeline and increase productivity

Ad hoc announcement pursuant to Art. 53 LR

•	New simplified structure and operational set-up supports Novartis strategy as a focused medicines company and is designed to power next phase of innovation, growth and productivity

•	Integrating Pharmaceuticals and Oncology business units into an Innovative Medicines (IM) business with separate US and International commercial organizations will increase focus, strengthen competitiveness and drive synergies

•	New Strategy & Growth function combines corporate strategy, R&D portfolio strategy and business development to further strengthen pipeline with high-value medicines across internal and external opportunities

•	New Operations unit combines Novartis Technical Operations and Customer & Technology Solutions units to generate economies of scale, drive productivity and create a strong technology and operational foundation; G&A functions to be globally integrated

•	SG&A savings of at least USD 1bn to be fully embedded by 2024 as a result of these changes

•	Novartis expects value creation through these operational improvements, ensuring at least 4% sales growth (CAGR 2020-2026 in cc*), and delivering high end of the company’s IM margin guidance of high 30s in the medium term and 40%+ in the mid- to long-term

•	Company also announces changes to the Executive Committee of Novartis (ECN):

–  Marie-France Tschudin appointed President, Innovative Medicines International and Chief Commercial Officer

–	Victor Bulto appointed President, Innovative Medicines US
–	Steffen Lang, Ph.D., appointed President, Operations

–  Shreeram Aradhye M.D., appointed President, Global Drug Development and Chief Medical Officer

–  Susanne Schaffert, Ph.D., President, Novartis Oncology, Robert Weltevreden, President, Customer & Technology Solutions and John Tsai, M.D., President, Global Drug Development and Chief Medical Officer are leaving Novartis

*Constant currencies (cc)

Basel, April 4, 2022 — Novartis today announced the introduction of a new organizational structure and operating model designed to support the company’s innovation, growth, and productivity ambitions as a focused medicines company in the coming decade.

“The simpler organizational model we are unveiling today is central to our growth strategy as it will make us more agile and competitive, enhance patient and customer orientation, unlock significant potential in our R&D pipeline and drive value-creation through operational efficiencies,” said Vas Narasimhan, CEO Novartis. “With our portfolio of in-market medicines and up to 20 major pipeline assets that could be approved by 2026, Novartis is in a strong position to deliver above-peer-median sales and margin growth in the mid- and long-term.”

Integrating Pharmaceuticals and Oncology business units

Novartis will integrate the Pharmaceuticals and Oncology business units and create two separate commercial organizations with a stronger geographic focus—Innovative Medicines US and Innovative Medicines International. The two units will have full P&L responsibility across all therapeutic areas and ownership of customer experience, marketing and sales, and market access for their respective markets. The elevation and establishment of an independent US commercial organization strengthens Novartis’s ability to achieve its goal of becoming a top-five company in the US in terms of sales while maintaining and growing its leadership position internationally. The new model will also help Novartis bring increased focus and commitment to its core therapeutic areas of Cardiovascular, Hematology, Solid Tumors, Immunology and Neuroscience.

Marie-France Tschudin, currently President, Novartis Pharmaceuticals, will become President, Innovative Medicines International and Chief Commercial Officer. In her capacity as Chief Commercial Officer, Marie-France Tschudin will oversee global marketing, medical affairs and value and access across all therapeutic areas. Victor Bulto, currently Head of US Pharmaceuticals, will become President, Innovative Medicines US. They will both report to Vas Narasimhan effective immediately.

New Strategy & Growth Function

Novartis will create a new Strategy & Growth function combining corporate strategy, R&D portfolio strategy and business development. This function will help drive the company’s growth strategy end-to-end and will look across internal and external opportunities to strengthen Novartis’s pipeline with medicines that are both transformational and can make significant contributions to growth. This new function will be led by a Chief Strategy & Growth Officer who will become a member of the ECN and report to the CEO. The search is currently underway for this new leader, and in the interim the function will be led by Lutz Hegemann, M.D., Ph.D., President, Global Health.

Integrated Operations and Global Functions

Novartis will also combine its Technical Operations and Customer & Technology Solutions units to create a new Operations unit. This new unit will provide a stronger and simpler operational backbone that can accelerate multiple technology transformation initiatives more efficiently, create novel digital solutions at scale and increase productivity, while maintaining industry-leading quality and service levels. Effective immediately, Steffen Lang, currently Global Head of Novartis Technical Operations, will become President, Operations reporting to Vas Narasimhan. In addition, all G&A functions—Finance, People & Organization, Ethics, Risk & Compliance, Legal, and Communications & Engagement—will be integrated on global and country levels.

Change in Global Drug Development (GDD) Leadership

Novartis has appointed Shreeram Aradhye, M.D., as President, Global Drug Development and Chief Medical Officer effective May 16th, 2022. Dr. Aradhye, who is returning to Novartis, was most recently Executive Vice President and Chief Medical Officer at Dicerna Therapeutics where he led the development of multiple clinical stage RNAi assets. Previously, he was Chief Development Officer at Axcella Health. Dr. Aradhye has dedicated his entire professional career to improving patient lives, first as an academic clinician and then as a drug developer and business leader. He brings significant experience in global clinical development of innovative medicines across several therapeutic areas and has played a key leadership role in the development of multiple innovative therapeutics.

During his 20-year tenure at Novartis, he held several global leadership roles including as development head for the company’s Neuroscience franchise and Global Head of Medical Affairs for the Pharmaceuticals business unit. Dr. Aradhye will report to Vas Narasimhan and join the ECN. With the changes in organizational structure and operating model, John Tsai, M.D., has decided to pursue opportunities outside Novartis effective May 15th, 2022.

“I would like to extend my deep gratitude to Susanne, Robert and John for their invaluable contributions to the company. Susanne has been an inspiring and dedicated leader at the company for 25 years, and she has played a pivotal role in strengthening our global Oncology business. Over the last four years, Robert has led a successful transformation of our business services and technology operations and helped create a strong Customer & Technology Solutions unit. Since taking over as Head of GDD in May 2018, John has played a key leadership role in advancing our mid-stage pipeline and delivering 18 major drug approvals to patients around the world. I wish them the very best in their future endeavors,” added Vas Narasimhan, CEO Novartis. “I would like to congratulate Marie-France, Shreeram, Steffen and Victor on their new roles, and extend a warm welcome back to Shreeram. I look forward to working closely with them as we embark on this new phase of our journey to reimagine medicine together.”

Please see here for an overview of the new Executive Committee of Novartis.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “strategy,” “designed,” “next phase,” “will,” “to be integrated,” “to be embedded,” “expect,” “ensuring,” “ambitions,” “could,” “goal,” “underway,” “new phase,” “potential,” “can,” “will,” “may,” “would,” “look forward,” “focus,” “commitment,” “pipeline,” or similar terms, or by express or implied discussions regarding our new organizational structure; potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential future, pending or announced transactions and/or reorganizations; regarding potential future sales or earnings of the Group or any of its divisions or products; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: the potential that the strategic benefits, synergies or opportunities expected from our new organizational structure may not be realized or may be more difficult or take longer to realize than expected; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of our products; the uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Constant currencies (cc) and core results are non-IFRS measures. An explanation of our non-IFRS measures can be found in our Condensed Financial Report for Q4 and FY 2021, published February 2, 2022. We have not provided a reconciliation for CAGR cc and IM Core Margin in future periods because we cannot, without unreasonable effort, predict the amounts and timing of events affecting the items that we exclude from such measures.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 4, 2022	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting